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Company	Mandarin Oriental International Ltd
TIDM	MDO
Headline	AGM Statement
Released	18:07 5 May 2004
Number	3447Y

MANDARIN ORIENTAL INTERNATIONAL LIMITED (the "Company")

Please be advised that at the Annual General Meeting of the Company held today, all resolutions as set out in the Notice of Annual General Meeting dated 25th March 2004 were duly passed.

A V SEBASTIAN, Matheson & Co., Limited,
London Secretaries of Mandarin Oriental International Limited

Date of notification – 5th MAY 2004

www.jardines.com

END

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